SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Resolute Energy Corporation

(Name of Issuer)

Shares of Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76116A108

(CUSIP Number)

Thomas O. Hicks 100 Crescent Court, Suite 1200 Dallas, Texas 75201 (214) 615-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - James A. Deeken Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201-4618 (214) 969-4788 January 7, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D/A

CUSIP No. 76116A108

(1)	Name of reporting persons Thomas O. Hicks
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds* SC, OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 66,889
	(8)	Shared voting power 5,696,640
	(9)	Sole dispositive power 66,889
	(10)	Shared dispositive power 5,696,640
(11)	Aggregate amount beneficially owned by each reporting person 5,763,529
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 8.8%
(14)	Type of reporting person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 8 TO SCHEDULE 13D

This Amendment No. 8 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of Mr. Thomas O. Hicks (the “Reporting Person”) relating to (a) shares of common stock, par value $0.0001 per share (“Common Stock”) of Resolute Energy Corporation, a Delaware corporation (the “Issuer”); (b) Founder’s Warrants of the Issuer (“Founder’s Warrants”), each of which is exercisable for one share of Common Stock; and (c) Sponsor’s Warrants of the Issuer (“Sponsor’s Warrants”), each of which is exercisable for one share of Common Stock. This Amendment modifies the original Schedule 13D filed on October 5, 2009, as amended (the “Original 13D”).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated as below:

According to the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2012, there are 61,953,738 shares of Common Stock issued and outstanding as of October 31, 2012.

(a) As of the date hereof, the Reporting Person beneficially owns 5,763,529 shares of Common Stock, which represents 8.8% of the Issuer’s outstanding shares of Common Stock (including 3,606,708 Founder’s Warrants outstanding and beneficially owned by the Reporting Person). The Reporting Person no longer beneficially owns any of the Sponsor’s Warrants reported in the Original 13D.

These 5,763,529 shares of Common Stock include 66,889 shares of Common Stock held by the Reporting Person, 524 shares of Common Stock held by HH-HACI GP, LLC (“HH LLC”), of which the Reporting Person is the sole member, and 5,696,116 shares of Common Stock held by the Reporting Person’s charitable foundation and estate planning entities for the Reporting Person’s family. These 5,763,529 shares of Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied.

The filing of this statement on this Amendment shall not be construed as an admission, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, that the Reporting Person is the beneficial owner of any of the shares of Common Stock owned by HH LLC, the Reporting Person’s charitable foundation or estate planning entities for the Reporting Person’s family. The Reporting Person disclaims beneficial ownership of any shares of Common Stock in which the Reporting Person does not have a pecuniary interest.

(b) (i) The Reporting Person has the shared power to vote and dispose of the aggregate of 5,696,640 shares of Common Stock, which include 524 shares of Common Stock held by HH LLC and 5,696,116 shares of Common Stock held by the Reporting Person’s charitable foundation and estate planning entities for the Reporting Person’s family. The 5,696,116 shares of Common Stock held by the Reporting Person’s charitable foundation and estate planning entities for the Reporting Person’s family include Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied.

(ii) The Reporting Person has the sole power to vote and dispose of the aggregate of 66,889 shares of Common Stock held by the Reporting Person.

(c) On January 7, 2013, in a privately negotiated transaction, Mr. Hicks contributed 3,605,481 of the Founder’s Warrants and 4,666,667 of the Sponsor’s Warrants owned by him, as well as 613 of the Founder’s Warrants held by HH-LLC, to a partnership in exchange for equity interests in the partnership.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2013	/s/ Thomas O. Hicks
Thomas O. Hicks